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                                                                     EXHIBIT 8.1

                     JULIA KATHERINE SWISHER, JD, LL.M, CPA
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November 27, 2002


ABIC Realty Corporation
General Partner
ABIC Realty Fund I, L.P.
9520 North May Avenue
Oklahoma City, OK 73120

Dear Ladies and Gentlemen:

         You have requested my opinion regarding the treatment of various federal income tax issues arising from the offering and sale of Units of limited partnership interest of ABIC Realty Fund I, L.P., a Texas limited partnership (the "Partnership"). The General Partner, ABIC Realty Corporation (the "General Partner") and the Partnership are described in the Registration Statement on Form S-11 filed with the Securities and Exchange Commission on --------- , as amended (the "Registration Statement") and the Prospectus, as amended, included therein (the "Prospectus"). Terms capitalized herein shall have the same definition as set forth in the Prospectus or in the Amended and Restated Agreement of Limited Partnership of the Partnership included as Exhibit "A" to the Prospectus.

         In rendering my opinion, I have reviewed and relied upon (a) a copy of the executed Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Texas on May 17, 2002; (b) the limited partnership agreement of the Partnership (the "Partnership Agreement"); (c) the Prospectus; and (d) representations of the General Partner set forth herein and in the Prospectus. Such representations include that the statements and information set forth in the Prospectus are accurate and complete and that the Partnership will be operated and managed and will invest in the manner set forth in the Prospectus and the Partnership Agreement.

         In rendering my opinion, I have assumed that all statements and representations in the Prospectus are accurate and that there are no omissions of material facts. No independent verification has been made of any such statements or representations; nor have any independent efforts been made to determine if there are any omissions of material facts. I have assumed that the Partnership Agreement will be executed in the form included as Exhibit "A" to the Prospectus and that the Partnership will be operated and managed and will invest in accordance with the Partnership Agreement and the Prospectus. Because the Partnership has not yet acquired any properties or entered into contracts to acquire any properties, it is impossible to render an opinion based upon specific facts.


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506 OAKLAND STREET          E-MAIL JKSWISHER@AOL.COM              (512) 479-6040
AUSTIN, TEXAS 78703                                          FAX  (512) 479-6074

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         This opinion is based upon my interpretation of the relevant portions of the Internal Revenue Code of 1986, as amended (the "Code"), Temporary, Proposed and Final Treasury Regulations promulgated thereunder ("Regulations"), various administrative rulings and procedures issued by the Internal Revenue Service ( the "IRS") and judicial decisions. All such authorities are subject to change, which may or may not be retroactive, by future legislation, additional actions by the IRS or judicial decisions that change or modify the existing law.

         If, in the future, any of the factual assumptions relied upon are changed or proven to be incorrect, the Code, Regulations or other administrative rulings and procedures issued by the IRS are amended or otherwise modified or withdrawn or judicial decisions are issued that are inconsistent with law existing at the date of this opinion, such events could materially affect the statements made herein and have adverse effects on the income tax consequences of investing in the Partnership.

         This opinion is strictly subject to all of the terms, conditions and limitations set forth herein, and all references to this opinion contained in the Prospectus are expressly qualified by reference to the entirety of this opinion. This opinion is directed to individual taxpayers whom are citizens of the United States. This opinion is not directed to investors who are not individuals and who are United States citizens, including, but not limited to, corporations, partnerships, foreign taxpayers subject to Subchapter N of the Code, IRAs and any other retirement plans whether or not any such plans are subject to ERISA. No opinion is given with respect to federal income tax aspects of the offering which depend upon a Limited Partner's particular circumstances. This opinion may be relied upon only by Limited Partners who subscribe to this offering. It does not apply to, nor may it be relied upon by any new Limited Partner who has been substituted for another Limited Partner or any assignee of a limited partnership interest. It does not address foreign tax considerations. Additionally, the opinions expressed herein do not apply to the tax consequences of any resignation or removal of the General Partner or the operations of the Partnership for any period following the resignation or removal of the General Partner.

         As set forth in the Prospectus, the General Partner does not anticipate that the Partnership will be considered a tax shelter as that term is defined in the Code. My opinion attempts to address each material tax issue that involves a reasonable possibility of challenge by the IRS. There is no assurance that the conclusions reached and the opinions expressed herein would not be challenged by the IRS or sustained by a court if the IRS were to pursue its challenge. This opinion is not a representation or a guarantee that the tax results opined to herein or described in the Prospectus will be achieved.

         The General Partner does not intend to request a ruling from the IRS as to any of the issues discussed herein regardless of whether an opinion is given or whether no opinion can be given.



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         When used in this opinion, the term "more likely than not" means that there is at least a fifty-one percent chance of prevailing if the IRS challenges the tax position taken by the Partnership and a court were to decide the issue.


SUMMARY OF OPINIONS:

         Subject to all of the qualifications herein and in the Prospectus and in reliance upon the representations and assumptions set forth herein and in the Prospectus, I am of the opinion that the following material income tax issues are more likely than not to have a favorable outcome on the merits if challenged by the IRS and litigated and decided by a court of law:

  (1) The Partnership will be classified as a partnership for federal income tax purposes and not as an association taxable as a corporation;

  (2) The Partnership will not be classified as a "publicly traded partnership" under Section 7704 of the Code because the Partnership Agreement limits transfers of Units except for transfers of Units which satisfy IRS safe harbors from "publicly traded partnership" status;

  (3) A Limited Partner's interest in the Partnership will be treated as a passive activity;

  (4) The activities contemplated by the Partnership will be considered activities entered into for profit by the Partnership;

  (5) The Partnership is not currently required to register as a tax shelter with the IRS under Section 6111 of the Code prior to the offer and sale of the Units based upon the General Partner's representation that the "tax shelter ratio" with respect to an investment in the Partnership, as defined in the Code and Regulations, will not exceed 2 to 1 for any investor as of the close of any year in the Partnership's first five calendar years; and

  (6) Partnership items of income, gain, loss, deduction and credit will be allocated between the General Partner and the Limited Partners substantially in accordance with the allocation provisions of the Partnership Agreement.

       In addition, I am of the opinion that, in the aggregate, substantially more than half of the material federal income tax benefits contemplated by the Prospectus, in terms of their financial impact on a typical individual investor, more likely than not will be realized by an investor in the Partnership.

       It is not possible to form an opinion as to certain material tax aspects of the transactions described in the Prospectus if challenged by the IRS, litigated and judicially decided, including:


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       1.  whether the Partnership will be considered to hold any or all of its properties primarily for sale to customers in the ordinary course of business; and

       2.  whether the Partnership will be classified as a "tax shelter" under
           Section 6662(d) of the Code for purposes of determining certain potential exemptions from the application of the accuracy-related penalty provisions.

       No opinion is given as to the tax consequences to investors at the individual level with regard to any tax issue that depends upon the specific facts and circumstances of an individual partner. Such tax consequences include, but are not limited to, the application of alternative minimum taxes, investment interest limitations or the application at the partner level of Code Section 183 limitations on losses from activities not entered into for profit.


CLASSIFICATION AS A PARTNERSHIP

         Partnerships are not subject to federal, state or local income taxation. Instead, income, gains, losses, deductions and credits are passed through to partners and reported on the partners' individual tax returns and distributions of cash are taxable only to the extent that the cash exceeds basis in the partnership interest. On the other hand, corporations and other associations taxable as corporations are taxable entities subject to federal income taxation and distributions of cash to owners is treated as a dividend and not deductible by the distributing entity. The availability of the pass-through treatment of income, gains, losses, deductions and credits and the avoidance of taxation at the entity level is dependent upon the Partnership being classified as a partnership for federal income tax purposes rather than as an association taxable as a corporation.

         Under current Regulations, an entity organized under the limited partnership statutes of any state will be classified as a partnership unless it elects to be classified as a corporation or is classified as a publicly traded partnership as discussed infra. Treas. Reg. 301.7701-2 and Treas. Reg. 301.7701-3. Based upon those Regulations, the good standing as of the date of this opinion of the Partnership as a limited partnership under Texas law, the provision of the Partnership Agreement that the General Partner will not elect to be treated as a corporation and the representation of the General Partner that it does not intend to elect to be treated as a corporation as well as other assumptions and representations contained herein and in the Prospectus, I am of the opinion that the Partnership will more likely than not be classified as a partnership for federal income tax purposes.


STATUS AS A PUBLICLY TRADED PARTNERSHIP

         Code Section 7704 provides that even though an entity may be treated as a partnership under Code Section 7701(a), if that entity is a "publicly traded partnership", it will nonetheless be classified as a corporation rather than a partnership for tax purposes.


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A publicly traded partnership is defined as any partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof.

         The Regulations under Code Section 7704 define what constitutes an established securities market and a secondary market or the substantial equivalent thereof. Treas. Reg. Section 1.7704-1(b) and (c). Those regulations also set forth what transfers may be disregarded in determining whether such definitions are satisfied with respect to a partnership. For example, transfers made by gift, as a result of death, between family members and as distributions from a retirement plan or an IRA are disregarded in determining whether a partnership is a publicly traded partnership. A transfer or series of transfers during any thirty calendar days by one partner (or by related parties) aggregating more than two (2%) percent of the total interests in partnership capital or profits will be disregarded in determining if a partnership is a publicly traded partnership. Treas. Reg. Section 1.7704-1(e).

         The Regulations also provide that interests in a partnership will not be considered as traded on an established securities market nor will they be readily tradable on a secondary market unless either the partnership participates in the establishment of the market or the inclusion of interests thereon or the partnership recognizes the transfer made on the market, for example, by admitting the transferee as a partner or otherwise recognizing any rights of the transferee. Treas. Reg. Section 1.7704-1(d)

         The Regulations also set forth certain safe harbors (the "secondary market safe harbors") which, after taking into consideration all transfers other than those deemed disregarded, may be satisfied in order to avoid classification of such transfers as being made on a secondary market or the substantial equivalent thereof. Treas. Reg. Section 1.7704-1(j). That secondary market safe harbor provides that partnership interests will not be readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in partnership capital or profits transferred during the taxable year does not exceed two (2%) percent of the total interests in partnership capital or profits.

         The General Partner has represented that the Units will not be traded nor will they cause the Units to be traded on an established securities market or a secondary market or the equivalent thereof. The Partnership Agreement provides that the Units may be transferred only if the transfer meets the secondary market safe harbor provisions of the Regulations. The General Partner has represented that the Partnership will be operated strictly in accordance with the Partnership Agreement and that any transfers of Units that would cause, in the General Partner's opinion, the Partnership to be treated as a publicly traded partnership under the Code and Regulations, including but not limited to transfers in excess of two (2%) percent of total partnership capital or profits, will be void. Accordingly, based upon the foregoing representations of the General Partner and the Partnership Agreement, it is my opinion that the partnership will not be classified as a publicly traded partnership.



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         If, however, the Partnership were classified as a publicly traded partnership, Code Section 7704(c) provides an exception to treatment as a corporation if ninety (90%) percent of more of the gross income of the Partnership for each taxable year consists of "qualifying income." Qualifying income includes interest, real property rents and gain from the sale or other disposition of real property. Qualifying income does not include income from the rental or lease of personal property or real property rents which are contingent on the profits of the lessees. The Prospectus states the Partnership will purchase and operate income producing real estate properties. Until Proceeds of the Offering are invested in real estate they may earn interest. The General Partner has represented that it intends to operate the Partnership in a manner that will insure that more than ninety (90%) percent of the gross income will be interest, real property rents that are not contingent on the profits of the lessees and gain from the sale of real property. Accordingly, even if the Partnership were deemed to be a publicly traded partnership, if the Partnership is operated in accordance with the Prospectus and the General Partner's representations, it is more likely than not that the qualifying income exception will be satisfied and the Partnership will not be treated as a corporation for tax purposes. However, in the event that the Partnership is deemed a publicly traded partnership but meets the requirements of the qualifying income exception, the Partnership's income will be reclassified from passive income to portfolio income as discussed infra.

         If the Partnership is treated as a partnership for federal income tax purposes, the Partnership will not be a taxable entity subject to federal income tax. Each Partner will be required to report on his individual tax return for each year his distributive share of the Partnership's items of income, gain, loss, deduction or credit regardless of whether any cash distributions are actually made. The remaining summary of federal tax consequences in this opinion assumes that the Partnership will be classified as a partnership for tax purposes.


LIMITATIONS ON DEDUCTIONS OF PARTNERSHIP LOSSES

         While each Limited Partner's distributive share of losses and deductions will generally be reported on his own federal tax return, in certain circumstances the deductibility of those losses and deductions may be limited. The deductibility of losses and deductions may be limited because such losses and deductions exceed the adjusted basis of the respective Unit, exceed "passive income" reported on the Limited Partner's tax return or exceed the amount by which the Limited Partner is "at risk."


         BASIS LIMITATIONS

         A Limited Partner may not deduct his share of Partnership losses and deductions in excess of the adjusted basis of his Partnership interest determined as of the end of the taxable year. Code Section 704(d). Losses which exceed a Limited Partner's basis will not be allowed but may be carried over indefinitely and claimed as a deduction in


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a subsequent year to the extent that such Limited Partner's adjusted basis in his Units increases above zero. Id.

         A Limited Partner's adjusted basis in his Units is determined by adding his cash investment in the Partnership, his pro rata share of any Partnership liabilities for which no Partner is personally liable and his distributive share of the Partnership's taxable income and reducing that sum by any distributive share of Partnership losses and deductions and by cash distributions received by him. Code Section 705. Reductions in Partnership liabilities for which no Partner is personally liable will be treated as cash distributions to the extent that such a liability has previously been added to basis. Code Section 752(b). To the extent that cash distributions are received in excess of basis, the excess distribution will be taxable as gain from the sale of the Unit. To the extent that the cash received does not exceed basis, the cash distribution will be treated as a return of capital, the Unit's basis will be reduced and the receipt of cash will not be taxable.


         PASSIVE LOSS LIMITATIONS

         Individuals may deduct "passive losses" only to the extent of "passive income". Code Section 469. Passive losses and passive income are losses and income derived from "passive activities." Passive activities include any activity involving the conduct of a trade or business in which the taxpayer does not materially participate, such as a limited partner, and certain rental activities. Code Section 469(c). It is my opinion that it is more likely than not that an investment in Units will be a passive activity. As such, income and loss from the Partnership other than interest earned on temporary investments and working capital reserves will constitute passive income and loss.

         Generally, losses from passive activities are deductible only to the extent of a taxpayer's income or gains from passive activities. Accordingly, any losses from the Partnership will not be available to reduce salary and other personal services income, income from businesses in which the Limited Partner is an active participant, and "portfolio income". Portfolio income includes nonbusiness income from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Code Section 469(e).

         In the event that losses from the Partnership exceed a Limited Partner's passive income from all sources and the loss is not allowed, the loss will be suspended and carried forward indefinitely and allowed in subsequent years as an offset against future years passive income from any source. Code
Section 469(f). Upon a taxable disposition of a taxpayer's entire interest in a passive activity to an unrelated party, suspended losses with respect to that activity will then be allowed as a deduction against any remaining income or gain from that activity including gain recognized from the disposition; and then against any net income or gain for the taxable year from other passive activities; and, finally, any other non-passive income or gain. Code Section 469(g). It should be noted that all of the Partnership Properties will be aggregated into a single "activity" for purposes of these rules so that the disposition of one Partnership Property (other than in


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liquidation of the Partnership) will not be considered a disposition of the entire interest in the passive activity. Accordingly, suspended passive losses attributable to that disposed of Partnership Property will not be separately deducted. Temp. Reg. Section 1.469-4T(k)(2)(ii).

         In the case of partnerships that are deemed to be publicly traded partnerships, the Code provides that the passive activity loss rules are applied separately with respect to items attributable to a publicly traded partnership. Code Section 469(k). Accordingly, if the Partnership were deemed to be a publicly traded partnership, Partnership losses, if any, would be available only to offset future non-portfolio income of the Partnership. H.R. Rep. No. 495, 100th Cong., 1st Sess. 951, reprinted in 1987 U.S. Code Cong. & Ad. News 2313-1697. In addition, if the Partnership were deemed to be a publicly traded partnership which is not treated as a corporation because of the qualifying income exception, Partnership income would be treated as portfolio income rather than passive income. Id.


         AT RISK LIMITATIONS

         The deductibility of partnership losses is limited further by the "at risk" limitations in the Code. Code Section 465(a). Limited partners who are individuals are not allowed to deduct partnership losses in excess of the amounts which such limited partners are considered to have "at risk" at the close of the partnership's year. A limited partner's amount "at risk" will include the amount of his cash capital contribution to the partnership plus his pro rata share of "qualified nonrecourse financing" of the partnership, if any. Code Section 465(b). Qualified nonrecourse financing is defined to mean nonrecourse financing provided by a person unrelated to the taxpayer which is actively and regularly engaged in the business of lending money (other than a person from whom the property was purchased). Code Section 465(b)(6). Unless and until the Partnership incurs any such financing, only the cash Capital Contribution of a Limited Partner will be taken into account when determining such Partner's amount "at risk." A limited partner's amount "at risk" is reduced by his allocable share of partnership losses and by partnership distributions and increased by his allocable share of partnership gains and income. Any deductions disallowed to a limited partner under this limitation may be carried forward indefinitely and utilized in subsequent years to the extent that the limited partner's amount "at risk" is increased in those years.


ALLOCATION OF PROFIT AND LOSS.

         Generally, partnership items of income, gain, loss, deduction and credit are allocated among partners as set forth in the relevant partnership agreement pursuant to Code Section 704(a). Section 704(b) provides, however, that if an allocation does not have substantial economic effect, such allocation will instead be made in accordance with the partner's interest in the partnership as determined by taking into account all facts and circumstances.



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         Regulations under Section 704(b) of the Code (the "Section 704(b)
Regulations") provide complex rules for determining (i) whether allocations will be deemed to have economic effect; (ii) whether the economic effect of allocations will be deemed to be substantial; (iii) and whether allocations not having substantial economic effect will be deemed to be made in accordance with a partner's interest in the partnership.

         The Section 704(b) Regulations provide generally that an allocation will be considered to have economic effect if: (i) partners' capital accounts are determined and maintained in accordance with the Section 704(b) Regulations;
(ii) upon the liquidation of the partnership, liquidating distributions are made in accordance with the positive capital account balances of the partners after taking into account all capital account adjustments for the year during which such liquidation occurs; and (iii) the partnership agreement contains a "qualified income offset" provision and the allocation in question does not cause or increase a deficit balance in a partner's capital account at the end of the partnership's taxable year.

         The Partnership Agreement contains a "qualified income offset" if it provides that a partner who unexpectedly receives an adjustment, allocation or distribution of certain items which causes a deficit or negative capital account balance (which means generally that the sum of losses allocated and cash distributed to a partner exceeds the sum of his capital contributions to the partnership and any income allocated to such partner) will be allocated items of income and gain in an amount and manner sufficient to eliminate the deficit balance as quickly as possible.

         Even if the allocations of profits and losses of a partnership are deemed to have economic effect under the Section 704(b) Regulations, however, an allocation will not be upheld unless the economic effect of such allocation, is "substantial." In this regard, the Section 704(b) Regulations generally provide that the economic effect of an allocation is "substantial" if there is a reasonable possibility that the allocation will affect the dollar amounts to be received by partners from a partnership, independent of tax consequences. The economic effect of an allocation is presumed not to be substantial if there is a strong likelihood that the net adjustments to the partner's capital account for any taxable year will not differ substantially from the net adjustments which would have been made for such year in the absence of such allocation and the total tax liability of the partners for such year is less than it would have been in the absence of such allocations. The economic effect will also be presumed not to be substantial where: (i) the partnership agreement provides for the possibility that the allocation will be largely offset by one or more other allocations; (ii) the net adjustments to the partners' capital accounts for the taxable years to which the allocations relate will not differ substantially from the net adjustments which would have been recorded in such partners' respective capital accounts for such years if the original allocations and the offsetting allocations were not contained in the partnership agreement; and (iii) the total tax liability of the partners for such year is less than it would have been in the absence of such allocations.


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         With respect to the foregoing provision, the Section 704(b) Regulations state that original allocations and offsetting allocations will not be deemed to not be substantial if, at the time the allocations become part of the partnership agreement, there is a strong likelihood that the offsetting allocations will not, in large part, be made within five years after the original allocations are made. The Section 704(b) Regulations further state that for purposes of testing substantiality, the adjusted tax basis of partnership property will be presumed to be the fair market value of such property, and adjustments to the adjusted tax basis of partnership property (such as depreciation or cost recovery deductions) will be presumed to be matched by corresponding changes in the property's fair market value.

         If the allocations of profits and losses set forth in a partnership agreement are deemed not to have substantial economic effect, the allocations are then to be made in accordance with the partners' interests in the partnership as determined by taking into account all facts and circumstances. The Section 704(b) Regulations provide in this regard that a partner's interest in a partnership will be determined by taking into account all facts and circumstances relating to the economic arrangement of the partners, including:
(i) the partners' relative contributions to the partnership; (ii) the interests of the partners in economic profits and losses (if different from those in taxable income or loss); (iii) the interests of the partners in cash flow and other nonliquidating distributions; and (iv) the rights of the partners to distributions of capital upon liquidation.

         The Partnership Agreement: (i) provides for the determination and maintenance of Capital Accounts in accordance with the Section 704(b) Regulations; (ii) provides that liquidation proceeds will be distributed to the Partners in accordance with Capital Accounts, and (iii) contains a qualified income offset provision. Assuming the accuracy of the representations of the General Partner, including that the Partnership will be operated strictly in accordance with the terms of the Partnership Agreement it is more likely than not that Partnership items of income, gain, loss, deduction and credit will be allocated among the General Partner and the Limited Partners substantially in accordance with the allocation provisions of the Partnership Agreement.


ACTIVITIES NOT ENGAGED IN FOR PROFIT

         Section 183 of the Code provides for the disallowance of deductions attributable to activities "not engaged in for profit." The term "not engaged in for profit," is defined as any activity other than an activity that constitutes a trade or business or an activity that is engaged in for the production or collection of income. In general, an activity will be considered as entered into for profit where there is a reasonable expectation of profit in the future. The determination of whether an activity is engaged in for profit is based upon the facts and circumstances of each case.

         Based upon the investment objectives of the Partnership and the representation of the General Partner that the Partnership will be operated in a business-like manner in all material respects and in strict accordance with the Partnership Agreement and this Prospectus, and assuming the determination as to whether the activities of the Partnership


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are activities entered into for profit under Code Section 183 is made at the partnership level, it is my opinion that it is more likely than not that the activities contemplated by the Partnership will be considered activities entered into for profit by the Partnership, if such issue were challenged by the IRS, litigated and judicially decided.

         However, since the test of whether an activity is deemed to be engaged in for profit is based upon facts and circumstances that exist from time to time, no opinion can be given that Section 183 of the Code may not be applied in the future to disallow deductions allocable to Limited Partners from Partnership operations if my underlying assumptions change. Additionally, no opinion is given with respect to the application of Code Section 183 at the partner level.


TAX SHELTER REGISTRATION

         Any entity deemed to be a "tax shelter," as defined in Section 6111 of the Code, is required to register with the IRS. Regulations under Section 6111 define a "tax shelter" as an investment in connection with which an investor can reasonably infer from the representations made that the "tax shelter ratio" may be greater than 2 to 1 as of the close of any of the first five years ending after the date in which the investment is offered for sale. The "tax shelter ratio" is generally determined by dividing the investor's share of the aggregate deductions derived from the investment, determined without regard to income or passive loss limitations, by the amount of the investor's capital contributions.

         The Partnership is not intended to constitute a "tax shelter." Further, the General Partner has represented that, in the absence of events which are unlikely to occur, the aggregate amount of deductions derived from any Limited Partner's investment in the Partnership, determined without regard to income, will not exceed twice the amount of any such Limited Partner's investment in the Partnership as of the close of any year in the Partnership's first five calendar years. There have been no representations in the Prospectus that are inconsistent with the General Partner's representations regarding the anticipated level of deductions.

         Based upon the authority of the Regulations under Section 6111 and the representations of the General Partner that, in the absence of events which are unlikely to occur, the "tax shelter ratio" with respect to an investment in the Partnership will not exceed 2 to 1 for any investor as of the close of any year in the Partnership's first five calendar years, it is my opinion that it is more likely than not the Partnership is not currently required to register as a tax shelter with the IRS under Section 6111 of the Code prior to the offer and sale of the Units.


PROPERTY HELD PRIMARILY FOR SALE

         The Partnership has been organized for the purpose of acquiring and developing real estate for investment and rental purposes. However, if the Partnership were at any


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time deemed for tax purposes to be a "dealer" in real property (one who holds real estate primarily for sale to customers in the ordinary course of business), any gain recognized upon a sale of such real property would be taxable as ordinary income, rather than as capital gain, and would constitute UBTI to Limited Partners which are tax-exempt entities.

         Under existing law, whether property is or was held primarily for sale to customers in the ordinary course of business, must be determined from all the facts and circumstances surrounding the particular property and sale in question. The Partnership intends to acquire real estate and construct improvements thereon for investment and rental only and to engage in the business of owning and operating such improvements. The Partnership will make sales thereof only as, in the opinion of the General Partner, are consistent with the Partnership's investment objectives. Although the General Partner does not anticipate that the Partnership will be treated as a dealer with respect to any of its properties, there is no assurance that the IRS will not take a contrary position. Because the issue is dependent upon facts which will not be known until the time a property is sold or held for sale and due to the lack of judicial authority in this area, it is impossible to render an opinion as to whether the Partnership will be considered to hold any or all of its properties primarily for sale to customers in the ordinary course of business.


CLASSIFICATION AS "TAX SHELTER" FOR IMPOSITION OF PENALTIES

         Under Section 6662 of the Code, a twenty (20%) percent penalty is imposed on any portion of an underpayment of tax attributable to a "substantial understatement of income tax." In general, a "substantial understatement of income tax" will exist if the actual income tax liability of the taxpayer exceeds the income tax liability shown on his return by the greater of 10% of the actual income tax liability or $5,000. Unless the understatement is attributable to a "tax shelter," the amount of an understatement is reduced by any portion of such understatement which is attributable to (i) the income tax treatment of any item shown on the return if there is "substantial authority" for the taxpayer's treatment of such item on his return or (ii) any item with respect to which the taxpayer adequately discloses on his return the relevant facts affecting the item's income tax treatment. In the case of a "tax shelter," which is defined in Section 6662 of the Code as a partnership or other entity that has as its principal purpose the avoidance or evasion of federal income tax, this reduction in the understatement only will apply in cases where, in addition to having "substantial authority" for treatment of the item in question, the taxpayer reasonably believed that the income tax treatment of that item was more likely than not the proper treatment.

In addition to the substantial understatement penalty, Section 6662 of the Code also imposes a 20 % penalty on any portion of an underpayment of tax (i) attributable to any substantial valuation misstatement (generally where the value or adjusted basis of a property claimed on a return is 200% or more of the correct value or adjusted basis), or (ii) attributable to negligence, defined as any failure to make a reasonable attempt to comply with the Code, or a careless, reckless or intentional disregard of federal income tax rules or regulations.

           Although the Partnership is not intended to be a so-called "tax shelter," it is possible that it may be considered a tax shelter for purposes of
Section 6662 of the Code and that certain Partnership tax items could be considered tax shelter items within the meaning of Section 6662. The Regulations under Section 6662 provide that an entity will be deemed to be a tax shelter if the tax avoidance or evasion in motive exceeds all other motives. Based on the investment objectives of the Partnership, the General Partner believes there are substantial grounds for a determination that the Partnership does not constitute a tax shelter. However, because the issue is dependent upon facts relating to future Partnership operations, the acquisition and disposition of Partnership Properties and other factual determinations which are not known at this time, it is impossible to render an opinion as to whether an investment in the Partnership will be considered a tax shelter for purposes of Section 6662 of the Code.


OTHER MATERIAL TAX ISSUES


CHARACTERIZATION OF LEASES

         The Partnership has the authority to purchase properties and lease them back to the sellers of such properties pursuant to "sale-leaseback" transactions. The tax benefits described herein associated with ownership of a property, such as depreciation or cost recovery deductions, depend on having the lease in any such leaseback transaction treated as a "true lease" under which the Partnership is treated as the owner of the property for federal income tax purposes, rather than having such transaction treated as a conditional sale of the property or a financing transaction entered into with the seller.

         Judicial decisions and IRS administrative pronouncements make it clear that the characterization of a transaction as a sale-leaseback, conditional sale or a financing transaction will be determined by weighing all the facts and circumstances in each particular situation. In some instances courts have reached different conclusions based upon very similar facts.

         While the General Partner will use its best efforts to structure any such sale-leaseback transaction to insure that the lease will be characterized as a "true lease," so that the Partnership will be treated as the owner of the property in question for federal income tax purposes, the Partnership will not seek an advance ruling from the IRS or obtain an opinion of counsel that it will be treated as the owner of any leased properties for federal income tax purposes. A determination by the IRS that the Partnership is not the owner of leased properties could result in substantial adverse tax consequences, including depriving Limited Partners of deductions for depreciation. In addition, if a sale-leaseback transaction is recharacterized as a financing for federal income tax purposes, any Partnership income derived from such leaseback would be treated as interest which is portfolio income, rather than passive activity income which may be offset by passive activity losses generated by the Partnership or from investments in other passive activities. Because of the fact specific nature of any future sale-leaseback transaction, it is impossible to render any opinion regarding characterization for tax purposes.


DEPRECIATION

         It is currently anticipated that the real property improvements acquired by the Partnership and any personal property acquired by the Partnership will be depreciated for tax purposes using the Alternative Depreciation System set forth in the Code for partnerships (such as the Partnership) having both taxable and tax exempt partners. Under that Alternative Depreciation System, real property improvements will be depreciated on a straight-line basis over a recovery period of 40 years, and personal property acquired by the Partnership will be depreciated over a recovery period of 12 years on a straight-line basis.


SYNDICATION AND ORGANIZATIONAL EXPENSES

         Expenses incurred in connection with organizing the Partnership or syndicating the Partnership must be capitalized. Syndication costs can not be recovered through amortization. However, amounts which qualify as organizational expenses may, if so elected, be amortized over 60 months.

         Code Section 709 defines organizational expenses as expenses which are
1) incident to the creation of the partnership, 2) chargeable to capital account and 3) of a character which, if expended incident to the creation of a partnership having an ascertainable life, would be amortized over such life. Only expenses related to the partnership's organization which meet all three tests may be deductible. Examples of expenses which qualify as organization fees amortizable over sixty months include legal fees incident to the organization of the partnership including negotiating and preparing the partnership agreement, accounting fees for services incident to the organization of the partnership, and filing fees. Expenses connected with acquiring assets for the partnership or transferring assets to the partnership, connected with the admission or removal of partners other than at the initial organization, connected with contracts related to the operation of the partnership or connected with the syndication of the partnership do not meet the three tests and, accordingly, must be capitalized.

         Examples of nondeductible syndication expenses that must be capitalized and are not subject to amortization include brokerage fees, legal fees of the underwriter or placement agent and general partner for securities advice and for advice related to the adequacy of tax disclosures to partners, accounting fees for preparations of representations and projections to be included in the offering material, printing costs of the other selling and promotional material. Accordingly, the vast majority of the expenses connected with this offering must be capitalized and will not be subject to any recovery through depreciation, amortization or otherwise.

         There are no assurances that the IRS will not attempt to recharacterize as nondeductible syndication expenses certain costs and expenses which the Partnership attempts to deduct or amortize over 60 months as organizational expenses or start up expenses.


DEDUCTIBILITY OF ACQUISITION AND ADVISORY FEES AND PROPERTY MANAGEMENT AND LEASING FEES

         The Code recognizes three types of payments made to a partner by a partnership. Those payments are (i) payments governed by Code Section 707(a) made to a partner when he is acting in a capacity other than that of a partner;
(ii) distributions made to a partner in his capacity as a partner governed by Code Section 731; and (iii) "guaranteed payments" governed by Code Section 707(c). Guaranteed payments are payments made to a partner for services or for the use of capital without regard to the income of the partnership. For purposes of determining gross income of the recipient and whether a payment is deductible or must be capitalized, guaranteed payments are viewed as having been paid to a non-partner.

         It is anticipated that the Partnership may pay the General Partner an Acquisition and Advisory Fee, a Property Supervision Fee, a Partnership Management and Investor Administration Fee, and possibly a Property Management and Leasing Fee and real estate commission on sale of Partnership Property.

         The Acquisition and Advisory Fee, the Property Supervision Fee and the Partnership Management and Investor Administration Fee are all payable to the General Partner regardless of whether the Partnership has income. All three items are calculated upon gross offering proceeds or funds expended for acquisition of Property. The Acquisition and Advisory Fee is payable ratably as properties are acquired as compensation for services related to the selection, valuation and acquisition of Partnership Properties.

         It is likely that the Acquisition and Advisory Fee will be considered a payment made to a partner acting in a capacity other than that of a partner and be considered a capital expenditure and added to the basis of the Partnership Properties. Accordingly, it will not be deductible in computing net income or loss.

         The Property Supervision Fee and the Investor Administration Fee, whether considered a guaranteed payment under Code Section 707(c) or as being made to a third party under Code Section 707(a), relate to the ongoing operations of the Partnership and should be deductible rather than capitalized. In the event that such items are not considered deductible, it is likely that, and the intent of the General Partner that, they would be considered as a distribution to the General Partner, reducing the taxable income allocable to Limited Partners for tax purposes. Accordingly, in either instance, the Limited Partners would be treated the same.

         The Partnership Agreement also provides for a Property Management and Leasing Fee or real estate commission paid to the General Partner or an Affiliate in the event that such services are not provided by unrelated third parties. In the event that such fees are paid, under the terms of the Partnership Agreement, such fees are limited to the amounts that would be paid for comparable services to unrelated parties in arm's length transactions. It is anticipated that the IRS will recognize the fees as ordinary and necessary business expenses payable to a non-partner and deductible by the Partnership under Code Section 162.

         However, it is possible that the IRS could disregard the existence of the Affiliate and take the position that the Management and Leasing Fee and real estate commission is in reality a payment made to the General Partner. The IRS has held that a payment will be made without regard to income of the partnership when it is based upon a percentage of gross rental revenues. In that case, the Management and Leasing Fee or real estate commission could be viewed as a guaranteed payment made to the General Partner. However, assuming the payment is reasonable, it would be deductible by the Partnership regardless of the IRS's recharacterization.

         It is possible that the IRS could rule that the Management and Leasing Fee or real estate commission is not reasonable compensation for the services performed by the General Partner, instead the fee represents a disguised distribution from the Partnership. In that case, the management fee would not be deductible by the Partnership and taxable income would be increased accordingly. However, it is the intent in such a case that the General Partner would be allocated that increased amount of Partnership income to reflect the deemed distribution and the Limited Partners would not be impacted.

         Since the appropriate classification of fees and expenses paid by the Partnership into their proper categories and a determination of whether certain fees and expenses are ordinary and necessary and reasonable in amount depends upon facts relating to and existing at the time the services are to be rendered to the Partnership, it is impossible to predict to the probable outcome if the IRS were to challenge the deductibility or the timing of deduction or amortization of those fees and expenses, if such challenge to any or all of such fees and expenses were to be litigated and judicially decided. Disallowance by the IRS of any of these fees and expenses would result in an increase in the taxable income of the Partnership and its Partners with no associated increase in Net Cash From Operations. However, as stated above, in the event any such items are deemed to be distributions to the General Partner, allocations of taxable income will be adjusted to reflect such a determination.

SALES OF PARTNERSHIP PROPERTIES

         Upon the sale of Partnership Properties, the Partnership will recognize gain or loss to the extent that the amount realized is more or less than the adjusted basis of the Partnership Property sold. The amount realized upon the sale of a Partnership Property will generally be equal to the sum of the cash received plus the amount of indebtedness encumbering the property, if any, assumed by the purchaser or to which the property remains subject upon the transfer of the property to the purchaser. The adjusted basis of Partnership Property will in general be equal to the original cost of the property less depreciation allowances allowed to the Partnership with respect to such property.

         Assuming that the Partnership is not deemed to be a dealer with respect to its properties (see "Property Held Primarily for Sale" above), such gain or loss will generally be taxable under Section 1231 of the Code. A Limited Partner's share of the gains or losses resulting from the sale of Partnership Properties would generally be combined with any other Section 1231 gains or losses realized by the Limited Partner in that year from sources other than the Partnership, and the net Section 1231 gain or loss is generally treated as long-term capital gain (subject to depreciation or cost recovery allowance recapture, if any) or ordinary loss, as the case may be. Investors should be aware that the amount of taxable gain allocated to a Limited Partner with respect to the sale of Partnership Property may exceed the cash proceeds received by such Limited Partner with respect to such sale.


SALES OF LIMITED PARTNERSHIP UNITS

         A Limited Partner may be unable to sell any of his Units. In the event that Units are sold, however, the selling Limited Partner will realize gain or loss equal to the difference between the gross sale market price or proceeds received from sale and the Limited Partner's adjusted tax basis in his Units. Assuming the Limited Partner is not a "dealer" with respect to such Units and has held the Unit for more than one year, his gain or loss will be long-term capital gain or loss, except for that portion of any gain attributable to such Limited Partner's share of the Partnership's "unrealized receivables" and "substantially appreciated inventory," as defined in Section 751 of the Code, which would be taxable as ordinary income.


DISSOLUTION AND LIQUIDATION OF THE PARTNERSHIP

         The dissolution and liquidation of the Partnership will involve the distribution to the Partners of the cash remaining after the sale of its assets, if any, and after payment of all the Partnership's debts and liabilities. If a Limited Partner receives cash in excess of the basis of his Units, such excess will be taxable as a gain. If a Limited Partner were to receive only cash upon dissolution and liquidation, he would recognize a loss to the extent, if any, that the adjusted basis of his Units exceeded the amount of cash received. No loss would be recognized if a Limited Partner were to receive property other than money, unrealized receivables and substantially appreciated inventory (as defined in

Section 751 of the Code). There are a number of exceptions to these general rules, including but not limited to, the effect of a special basis election under Section 732(d) of the Code for a Limited Partner who may have acquired his Partnership interest within the two years prior to the dissolution, and the effects of distributing one kind of property to some Partners and a different kind of property to others as determined under Section 751 (b) of the Code. Because it is anticipated that only cash will be distributed upon liquidation, each prospective investor should consult his own tax advisor for a more detailed explanation of the tax consequences of receipt of assets other than cash upon liquidation.


STATE AND LOCAL TAXES

         It is likely that the Partnership will conduct its activities and own properties in more than one jurisdiction. Accordingly, it is likely that an investment in the Partnership will impose upon a Limited Partner the obligation to file annual tax returns in a number of different states or localities, as well as the obligation to pay taxes to more than one state or locality. In addition, many states now require partnerships to withhold taxes from partnership distributions and pay state income taxes owed by partners who do not reside in the state where the income producing property is located.

         The Prospectus does not summarize state and local tax consequences to a Limited Partner. Nor is any opinion rendered herein regarding state and local tax issues. However, each Limited Partner should consider whether the state in which he resides will impose an income tax upon his share of taxable income and gains and allow reductions in tax as a result of losses, deductions and credits. Each Limited Partner should also consider whether income or other tax returns will be required to be filed in states where the Limited Partner does not reside but in which the Partnership has acquired properties and whether any such states will impose withholding on the Partnership.


TAX SHELTER INVESTOR LISTS

         Code Section 6112 requires that a list identifying each person who has invested in a potentially abusive tax shelter must be maintained by the tax shelter organizer. The list must include the name, address and taxpayer identification number of each investor, as well as other information. The organizer is required to make the list available for inspection upon request by the IRS. The term "potentially abusive tax shelter" is defined for this purpose as any tax shelter required to register as such and any other entity, plan or arrangement that is treated under the Regulations as a tax shelter for purposes of the list requirements. The General Partner does not believe that the Partnership constitutes a potentially abusive tax shelter. Nonetheless, it has represented that it will maintain a list of Limited Partners and all the information required under Code Section 6112.

         Subject to to the assumptions and limitations set forth herein, it is my opinion that it is more likely than not that, in the aggregate, substantially more than half of the material tax benefits contemplated by the Prospectus, will be realized by an individual investor in the Partnership.

         I have no obligation to update the opinions expressed herein at any time after the date hereof. This opinion is prepared solely for your use in connection with the filing of the Registration Statement on the date of this opinion letter and should not be quoted in whole or in part or otherwise referred to, nor filed with or furnished to any governmental agency or other person or entity without my prior written opinion.

         Consent is hereby given to the filing of this opinion as an exhibit to the Registration Statement and to the reference to my firm under the captions "Legal Opinions" and "Federal Income Tax Consequences" in the Prospectus concerning this opinion. In giving this consent, I do not admit that I am an "expert" within the meaning of the Securities Act of 1933, as amended, or that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.


Very truly yours,


Julia Katherine Swisher



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